FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                           For the month of May, 2007

                          HEALTHCARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

                               Table of Contents
                                                                         Page

Healthcare Technologies Ltd. press release, dated  May 29, 2007            4

                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)

                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer

Dated: May 30, 2007

FOR:           HEALTHCARE TECHNOLOGIES LTD.

CONTACT:       Eran Rotem CFO
               +972-3-9277232/3

PRNEWSWIRE     Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:       info@prnewswire.co.il
               DL   +972-77-2005042
               F    +972-77-2005043
               M    +972-52-4308081

             HEALTHCARE TECHNOLOGIES REPORTS RESULTES FOR THE FIRST
                                QUARTER OF 2007.

Petach Tikva, ISRAEL, May 29, 2007 - Healthcare Technologies, Ltd. (NASDAQ:
HCTL), today announced unaudited results for the first quarter ended March 31, 2007.

Revenues for the first quarter ended March 31, 2007 were $4.1 million, as compared to $3.6 million for the corresponding quarter last year. The first quarter gross profit was $1.35 million, as compared to $1.38 million in the first quarter of 2006. The net profit for the quarter was $113 thousand compared with a net profit of $352 thousand, for the first quarter of last year.

Shareholders' equity on March 31, 2007 was $7.4 million, compared to $7.2 million on December 31, 2006. Cash and cash equivalents were $0.3 million. Current assets net of current liabilities as of March 31, 2007 were $2.9 million compared to $2.6 million on December 31, 2006.

                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd. ,Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
            (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                  Three Months Ended         Year Ended
                                                 ----------------------        -------
                                                 31/3/07        31/3/06        31/12/06
                                                 -------        -------        -------
SALES                                            $ 4,082        $ 3,591        $13,656
GROSS PROFIT                                     $ 1,347        $ 1,384        $ 4,775
NET PROFIT                                       $   113        $   352        $   210
PROFIT PER SHARE                                 $  0.01        $  0.05        $  0.03
SHARES USED IN COMPUTING PROFIT PER SHARE          7,793          7,703          7,715

                           CONSOLIDATED BALANCE SHEET
                              (U.S $ IN THOUSANDS)

                              Three Months
                                 Ended       Year Ended
                                 ------        ------
                                March 31,    December 31,
                                  2007          2006
                                 ------        ------
CASH AND CASH EQUIVALENTS        $  283        $  361
TOTAL CURRENT ASSETS             $8,356        $7,613
TOTAL CURRENT LIABILITIES        $5,468        $5,064
SHAREHOLDER'S EQUITY             $7,447        $7,247

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.